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KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

August 1, 2016

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:                             Zealand Pharma A/S

Confidential Draft Registration Statement on Form F-1; Submission #2

Originally submitted on June 16, 2016

CIK No. 0001674988

Ladies and Gentlemen:

Zealand Pharma A/S (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter to the Registrant dated July 13, 2016.  For your convenience, the Staff’s comments are numbered and presented in italicized type below, and each comment is followed by the Registrant’s proposed response. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission #2 (“Submission #2”) of the registration statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Commission, marked against Confidential Submission #1 of the Registration Statement as confidentially submitted to the Commission on June 16, 2016 (“Submission #1”). If the Staff would like additional hard copies, please so advise, and we would be happy to provide additional copies.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Submission #1, and page references in the responses refer to Submission #2.

Prospectus Summary, page 1

Our Product Pipeline, page 2

1.              The table of your pipeline product candidates on pages 2 and 88 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. The table currently suggests that Lixisenatide — US and iGlarLixi have completed regulatory review but your disclosure says that both product candidates are still under regulatory review. Similarly, the table suggests that ZP4207 (single-dose glucagon) has completed Phase 2 clinical trials, when your disclosure states that the product candidate is currently in a Phase 2 clinical trial. Finally,

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August 1, 2016

please either identify the “undisclosed biological target” or remove it, along with the “several peptide projects and indications,” from the table. The table is intended to provide information about your product candidates in development that are reasonably likely to result in an approved product in the foreseeable future. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table.

Response:   The Registrant acknowledges the Staff’s comments about the product candidate pipeline table and has revised the table (on pages 2 and 89) accordingly.  In addition to removing the “several peptide projects and indications” row from the table, the Registrant has (i) lengthened the regulatory review arrow for lixisenatide in the United States to reflect FDA approval on July 28, 2016; (ii) shortened the length of the regulatory review arrow for iGlarLixi to reflect the fact that this product candidate is still under regulatory review and (iii) shortened the length of the preclinical arrow with respect to the “undisclosed biological target.”

Due to confidentiality obligations the Registrant owes to its collaboration partner Boehringer Ingelheim International GmbH, or BI, the Registrant cannot disclose the “undisclosed biological target”, due to BI wanting to maintain secrecy in advance of a planned patent filing covering such target that will soon be made.  However, the Registrant anticipates that the identity of the target and/or intellectual property surrounding such target will be made public (anticipated to occur in late 2016), following which the Registrant will be able to identify the target. The Registrant believes that it is important to keep the collaboration involving the “undisclosed biological target” in its pipeline chart, as the Registrant has publicly disclosed in its home jurisdiction of Denmark the fact of the collaboration since 2014 and the collaboration generated approximately €8 million in license and milestone payments to the Registrant in 2014 and 2015.

2.              Please include a discussion of Elsiglutide and ZP2929 in your Prospectus Summary. Please also disclose that the FDA placed the ZP2929 IND on full clinical hold, BI returned the product candidate to you, and you have not yet determined whether to advance ZP2929 further.

Response: The Registrant acknowledges the Staff’s comment.  The Registrant respectfully directs the Staff to the discussion of elsiglutide on page 4 of the Prospectus Summary.  The Registrant has revised the Prospectus Summary on page 5 to include a discussion of ZP2929, including the specific disclosure requested by the Staff.

3.              We note your disclosure on page three that you “intend to invest substantially all of the future milestone and royalty payments” into further growing and advancing your proprietary pipeline. We also note your disclosure on page five that you expect near-term royalty and milestone payments from your out-licensed portfolio of treatments and peptide-based product candidates. However, it appears that a substantial portion of your near-term royalty and milestone payments will either be used to repay the ZP SPV Notes, will be placed in a collateral reserve account, and or will be paid to Alkermes. Please include balanced disclosure in this section so that investors are aware of the restrictions on your use of royalty and milestone payments and please disclose the percentage of total milestone and royalty payments to date that have been reserved or used as payment for obligations.

Response: In response to the Staff’s comment, the Registrant has added disclosure regarding the use of certain royalty and milestone payments on page 3 that it believes addresses the Staff’s

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concerns regarding restrictions on the use of royalty and milestone payments.  Further, the Registrant has added disclosure as to the percentage of total milestone and royalty payments to date that have been reserved or used as payment for certain obligations to third parties. See page 3.

Risks Associated with Our Business, page 5

4.              In the first bullet point under “Risks Associated with Our Business,” please quantify your operating losses for the most recent fiscal year.

Response: In response to the Staff’s comment, the Registrant has quantified its operating losses for its most recent fiscal year.  See page 6.

Use of Proceeds, page 56,

5.              Please revise your disclosure in this section to indicate how your use of proceeds from the offering will be allocated towards the clinical development for each of ZP1848, ZP4207 as a single-dose rescue treatment for acute, severe hypoglycemia and ZP4207 as a multiple-dose version for use in a dual-hormone artificial pancreas system, respectively. In particular, please indicate whether the anticipated proceeds will be sufficient to fund all three product candidates through clinical development and registration. If not, please give the order of priority for each of the product candidates as well as the amount and sources of other funds needed. Refer to Item 3.C.1. of Form 20-F.

Response: In response to the Staff’s comment, the Registrant has revised the discussion on page 58 to include the requested disclosure surrounding the use of proceeds from the offering.

Management

Compensation

Executive Management Agreements, page 138

6.              Please file each executive management agreement discussed in this section as an exhibit to the registration statement. Alternatively, please advise us if you are relying on an exception to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment. However the Registrant notes that Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides an exception to Item 601(b)(10)(iii)(A) of Regulation S-K in the event that the filing of a compensatory agreement is not required in the registrant’s home country and such agreement is not otherwise publicly disclosed by the registrant.  The Registrant is not required to file executive management agreements under Danish law and has not publicly disclosed such agreements beyond the high level summaries included in the above-captioned section and the Registrant’s public filings under Danish law.  As a result, the Registrant respectfully has determined not to submit the executive management agreements as exhibits to Submission #2.

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Management’s Discussion and Analysis and Results of Operations, page 64

ZP SPV Notes (Royalty Bond)

7.              We note that the ZP SPV Notes are secured by 86.5% of annual royalty payments from sales of lixisenatide received under the Sanofi License Agreement and that you are also obligated to place milestone payments in respect of lixisenatide and iGlarLixi in a collateral reserve account. Please disclose the amount of milestone payments to date that have been placed in the reserve account and the percentage this represents of total milestones received to date. Please also clarify whether you are obligated to pay all (or any portion of) the royalty payments you receive toward the ZP SPV Notes, and, if so, the amount you have paid to date and the percentage this represents of total royalty amounts received by you. Please also disclose the approximate length of time that you believe you will be obligated to devote milestone and/or royalty payments to the ZP SPV Notes. Please include similar disclosure in your risk factor on page 17.

Response: In response to the Staff’s comment, the Registrant has added disclosure on pages 72 and 73 regarding the amount of milestone payments placed in the reserve account and the percentage this represents of total milestones received to date.  In addition, the Registrant has clarified on page 72 that it is responsible for paying 86.5% of the royalty payments received in respect of sales of lixisenatide toward the ZP SPV Notes. The Registrant notes that, since the maturity of the bond is based on royalty revenue received on lixisenatide as a monotherapy, it cannot accurately predict the length of time it will take to repay the ZP SPV Notes and, therefore, has not added such an approximation as requested by the Staff. The Registrant has noted in the revised disclosure, however, that, assuming the receipt of the milestone payments for approval of iGlarLixi by the FDA and EMA, the funds in the collateral reserve account will equal approximately the principal amount of the ZP SPV Notes and that, at this time, the Registrant may elect to repay the ZP SPV Notes.

Business, page 87

8.              For each product candidate discussed, please disclose when investigational new drug applications (“INDs”) were filed for the commencement of clinical trials, the name of the trial sponsors and the subject of the INDs. If an IND was not filed pertaining to any of your clinical trials, please explain why an IND was not required.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure to add a table on page 92 that presents all of the information available to the Registrant that has been requested by the Staff pertaining to each of its proprietary product candidates discussed in the submission. The Registrant notes to the Staff that the holders of the IND or Clinical Trial Application, or CTA, for its non-proprietary product candidates are its collaboration partners and, while it has attempted to disclose as much information as possible, for product candidates whose development is not under the control of the Registrant, certain IND and CTA information, including the status, have not been made available to the Registrant.

Summary of Our Out-Licensed Products and Product Candidates

Other Out-Licensed Product Candidates, page 89

9.              Please explain the concept of “statistical significance” at its first use on page 89. Please also

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explain how “p-value” is used to measure statistical significance.

Response: In response to the Staff’s comment, the Registrant has added an explanation of the concept of “statistical significance” and how “p-value” is used to measure statistical significance. See page 90.

Our Growth Strategies, page 92

10.       We note your statement on page 93 that you have applied for orphan status in the United States and in some European countries. Please briefly explain the eligibility criteria and significance of orphan drug designation by the FDA and EMA.

Response: In response to the Staff’s comment, the Registrant has added a description of the criteria and significance of orphan drug designation by the FDA and EMA. See pages 130 and 131.

Our Out-Licensed Product Candidates, page 95

Proprietary Pipeline of Product Candidates, page 104

11.       Please ensure that your disclosure throughout these sections includes the primary and secondary endpoints for the completed clinical trials, as applicable, and conclusions as to statistical significance of such endpoints.

Response: The Registrant acknowledges the Staff’s comment and understands that the Staff’s position is that that specific descriptions about the outcome of a clinical trial for an unapproved product should include the primary and secondary endpoints studied and the statistical significance of the trial’s findings where the apparent safety or efficacy of the product is discussed.  However, the Registrant feels that in the alternative, it is acceptable to describe clinical trial results in general, factual terms where the apparent safety or efficacy of the product candidate is not discussed, in which case statistical significance is not relevant.  In response to the Staff’s comment, the Registrant has reviewed and revised, as appropriate, its disclosure concerning clinical trials for all of its proprietary and out-licensed product candidates.

ZP4207 for Hypoglycemia, page 108

12.       We note in this section that you provide graphics and preclinical data “from an early lead candidate ZP-GA-1, which has a similar formulation to ZP4207.” Please disclose the particular relevance of this data to ZP4207, including whether this data will be considered by the FDA or any other regulatory agency in determining whether to grant approval to ZP4207.

Response:  In response to the Staff’s comment, the Registrant has removed all references and disclosure pertaining to ZP-GA-1 which was a predecessor candidate to ZP4207.

13.       We note that in several places in your prospectus you refer to prior clinical studies of ZP4207 and you characterize the drug as “safe.” For example, you state on page 110 that the results of the ZP4207 Phase 1a clinical trial showed that ZP4207 was “safe.” Because regulatory approval of ZP4207 is dependent on the FDA making a statutory finding that a drug is both safe and effective enough to be approved for commercial sale, it is premature for you to describe ZP4207, in any of the dosages administered, as safe. Accordingly, please delete the language stating that ZP4207 is safe throughout your prospectus, as applicable. You may include a statement, if true,

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to the effect that no serious adverse side-effects have been observed in clinical studies or that the drug has been observed to be generally well-tolerated in clinical trials.

Response: In response to the Staff’s comment, the Registrant has removed all characterizations of ZP4207 as being “safe” and revised its disclosure, where appropriate, to note that results show that ZP4207 is generally well-tolerated and that no serious adverse events have been observed in clinical trials. See page 113.

Material Contracts, page 114

Sanofi License Agreement for Lixisenatide and iGlarLixi, page 114

14.       We note your statements here and throughout the prospectus that you are eligible to earn “low double digit percentage royalty payments” under this agreement. Please revise your description of royalty rates to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent).

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 93 and 117 to disclose the range of royalty payments that the Registrant is eligible to earn under the Sanofi License Agreement for lixisenatide.  The Registrant respectfully notes that the disclosure for the royalty payments that it is entitled to receive for iGlarLixi is consistent with the language that the Registrant has used historically as a public company in Denmark, and wishes to remain consistent with such language given sensitivity to this issue by its collaboration partner Sanofi.  The Registrant further notes to the Staff that specific royalty percentages have been redacted from the Sanofi License Agreement, as filed, due to the potential for competitive harm, as described in the Registrant’s confidential treatment request submitted in connection with Submission #1 and that the provision of a range of royalty payments in Submission #2 should provide investors with sufficient information upon which to base an investment decision.

15.       We note your disclosure regarding counterclaims brought by AstraZeneca regarding patent infringement for products that contain lixisenatide. Please disclose the current status of this litigation.

Response:  The Registrant will provide updated disclosure in future submissions and filings as to the status of such counterclaims (i) to the extent required by Item 8(A)(7) of Form 20-F and (ii) as and when such information becomes available.

Licensing Agreements with Boehringer Ingelheim for Glucagon/GLP-1 dual agonists, page 115

16.       We note your statements here and throughout the prospectus that you are eligible to earn “royalties ranging from high single to low double digit percentages” under the 2011 BI Agreement and “royalties in the mid-single to low double digit percentages” under the 2014 BI Agreement. Please revise your description of royalty rates to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent).

Response:  In response to the Staff’s comment, the Registrant has revised its disclosure on pages 93 and 118 regarding the royalties that the Registrant is eligible to earn under the 2011 BI Agreement.  The Registrant has also made corresponding changes to its discussion of the 2014 BI Agreement.  See pages 93 and 119.

U.S. Securities and Exchange Commission
August 1, 2016

17.       We note your statement that “[t]he 2011 BI Agreement continues for as long as BI’s royalty obligations continue, unless earlier terminated.” Please revise your description of this agreement to clarify the royalty term. Please make corresponding changes to your discussion of the 2014 BI Agreement.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 118 clarifying the royalty term of the 2011 BI Agreement.  The Registrant has also made corresponding changes to its discussion of the 2014 BI Agreement.  See page 119.

Licensing Agreement with Helsinn for Elsiglutide, page 116

18.       Please disclose the aggregate potential milestone payments under this agreement.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure to state the aggregate potential milestone payments under the Licensing Agreement with Helsinn for Elsiglutide.  See page 119.

Certain Material U.S. Federal Income Tax Considerations, page 169
Certain Material Danish Income Tax Considerations, page 174

19.       Please remove the word “Certain” from the heading in this section as it may imply that you have not addressed all material tax consequences. Refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Registrant has removed the word “Certain” from the headings in these sections and related references.

Financial Statements

Statements of Changes in Equity, page F-7

20.       Tell us why you present retained earnings when you are incurring losses and why you do not present share premium separate from retained earnings for capital increases and warrants issued.

Response: In response to the Staff’s comment, the Registrant has changed the language in the Statements of Changes in Equity and Statements of Financial Position from “retained earnings” to “retained earnings/(losses).”  In addition, the Registrant has included a column presenting share premium separate from retained earnings/(losses) for capital increases and warrants issued. See page F-7.

Notes to Financial Statements

Revenue from Boehringer Ingelheim, page F-21

21.       You state “In 2014, we received DKK 37.3 million in revenue from milestone payments from BI in connection with the signing of the 2014 BI License Agreement.” Please provide us with your analysis supporting immediate revenue recognition and not deferral of the revenue at signing

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with recognition over the term of the agreement.

Response:  In response to the Staff’s comment, the Registrant’s analysis of the immediate revenue recognition of the DKK 37.3 million (€5 million) received in 2014 in connection with the 2014 BI License Agreement (the “Agreement”) is set forth below.

In accordance with the Agreement, DKK 37.3 million (€5 million) was paid to the Registrant upon the signing of the Agreement as the global licensing rights for certain of Zealand’s islet amyloid polypeptide analog know-how and patent rights (the “licensing rights”) that were transferred to BI from the Registrant at this time.

In assessing the appropriate revenue recognition treatment for this payment, the Registrant considered whether the Agreement should be considered to be a single transaction or to account for it as separately identifiable components in accordance with IAS 18, paragraph 13 below:

“…in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction….conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.”

The Registrant considered the primary deliverables of the Agreement to consist of the following: (i) the grant of the licensing rights to BI upon signing of the Agreement, (ii) the provision of full-time equivalent employees to assist BI in conducting research activities, and (iii) the achievement of various milestones related to development and regulatory approvals as well as commercial events. It concluded that the transfer of the licensing rights to BI for €5million represented a separate deliverable because such license rights were considered to have standalone value to BI with a reliably measurable fair value. This conclusion was based on the following facts:

1.              Upon signing of the Agreement and the transfer of the licensing rights, BI was entitled, in its own reasonable discretion, at any time, to grant sublicenses of its rights under the Agreement. The Registrant notes that although BI is required to obtain the Registrant’s prior written consent, the Agreement requires that such consent shall not be unreasonably withheld. The Registrant acknowledges that the licensing rights are non-transferable; however, it believes that this does not contradict the conclusion because BI can sublicense the rights.

2.              The licensing rights granted to BI are for the entire expected useful life of the intellectual property and licensed rights. Specifically, the term of the licensing rights extends for the full term of the 2014 BI Agreement, which lasts on a country-by-country and product-by-product basis until the later of the expiration of all applicable patent claims and biosimilar, new chemical entity, orphan or pediatric exclusivities or 10 years after first commercial sale of such product in such country. Therefore, BI is able to derive future economic benefit for the entire useful life of the license rights.

3.              BI is able to exploit the value from the license rights without the Registrant’s research services, should it have chosen to do so. This is due to BI’s extensive experience and their ability to direct alternative resources to complete further a development of the peptides. In reaching this conclusion, the Registrant considered the fact that the Agreement includes provision of research services by the Registrant but did not believe that this factor contradicted its conclusion since:

(a)                                 the nature of the research services to be performed could have been obtained from any third party organization and it was a decision of BI to elect for the Registrant to perform them; and

(b)                                 the contracted joint collaboration period between BI and the Registrant was for an initial 18 months, subject to certain extension possibilities, with no penalties or any impact on the license rights under the Agreement and the €5million payment upon termination of the research collaboration. The Registrant notes that BI terminated the research collaboration in March 2016.

4.              The estimated fair value of the license rights element was determined based on a comparison with the similar 2011 BI License Agreement between the Registrant and BI, consideration of the future market potential of the product candidates and the fair values of the various other deliverables under the Agreement. The terms of the Agreement were determined under separate arms length negotiations between the Registrant and BI.

The Registrant then considered whether the revenue recognition criteria for the transfer of the license rights upon signing had been met based on IAS 18, paragraph 14, which states:

“Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied:

a.              the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.              the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.               the amount of revenue can be measured reliably;

d.              it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.               the costs incurred or to be incurred in respect of the transaction can be measured reliably.”

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The Registrant concluded that the criteria on probability of flow of future economic benefit and reliable measurement of revenue had been clearly met based on the terms of the Agreement and the receipt of the payment. It further concluded there was neither any further continuing managerial involvement nor effective control by the Registrant in relation to the license rights transferred to BI. This is supported by the fact that value of the license rights was deemed to be derived from prior research performed by the Registrant and that there were no further obligations relating directly to the transfer of the license rights consistent with the fact that the €5 million is non-creditable and non-refundable with no right of return. As described above, the delivery of the research services by the Registrant is considered a separate element to the transfer of the license rights. In addition, there is no obligation for the Registrant to manufacture and commercialize the products. Based on the terms of the Agreement, BI will be solely responsible for manufacturing and commercialization and has autonomy and discretion in making decisions as to the methods for such manufacturing and commercialization.

Based on the above analysis, the Registrant noted that the material risks and rewards of the license rights to which the payment related were transferred to BI upon signing and execution of the Agreement. The Registrant also noted that, according to the terms of the Agreement, no further obligations existed for the Registrant related to such payment.  As a result, the Registrant concluded that immediate recognition of the license payment of €5 million upon receipt of the payment in the third quarter of 2014 was appropriate.

As a result of considering the above, the Registrant has revised the disclosure on pages 67, 77, 116, F-19, F-20, F-21 and F-22, which now clarify that the DKK 37.3 million payment received upon signing of the Agreement related to the transfer of license rights granted by the Registrant to BI under the terms of the Agreement.

Exhibits

22.       Please file the indenture and any other instruments defining the rights of holders of the ZP SPV Notes as exhibits to the registration statement, or, in the alternative, tell us why you do not believe you are required to do so. See Item 601(b)(4) of Regulation S-K.

Response: The Registrant respectfully points the Staff to Exhibit 10.5 of Submission #1, where the Registrant has previously submitted the Indenture defining the rights of holders of the ZP SPV Notes.

23.       Please file copies of your collaboration agreement with Beta Bionics, Inc. and your agreement to pay Alkermes a percentage of payments received on lixisenatide, as exhibits to the registration statement, or, in the alternative, tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The Registrant confirms that there is no written agreement with Beta Bionics, Inc., since the collaboration is based on an oral understanding.  Accordingly, the Registrant respectfully informs the Staff that there is no agreement that can be submitted as an exhibit to Submission #2.

Further, in response to the Staff’s request to file the agreement to pay Alkermes a percentage of payments received on lixisenatide, the Registrant has submitted as Exhibit 10.6 to Submission #2 the Termination Agreement, dated February 28, 2003, by and among the Registrant, Elan Corporation, PLC and the additional parties thereto (the “Elan Termination Agreement”). As a remainder, Alkermes is the successor in interest to the Elan business that was party to the Elan Termination Agreement. Pursuant to Section 5.3 of the Elan Termination Agreement, since the Registrant has entered into a Commercialization Agreement (as defined in the Elan Termination Agreement) with Sanofi concerning lixisenatide, the Registrant is required to pay a percentage of payments received on lixisenatide during the Deferred Consideration Period (as defined in the Elan Termination Agreement).

General.

24.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant acknowledges the Staff’s comment and will supplementally provide copies of all written communications that the Registrant, or anyone authorized to do so on the Registrant’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.  To date, there have been none so presented, published or distributed.

U.S. Securities and Exchange Commission
August 1, 2016

*****

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:                                Zealand Pharma A/S

Mats Blom

Cooley LLP

Divakar Gupta

Charles Kim

Joshua Kaufman

Dechert LLP

Patrick Lyons

Jonathan Schur